# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Venus Concept Inc., CIK 0001409269
CUSIP: 92332W303
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 235 YORKLAND BLVD., SUITE 900, TORONTO, Ontario Canada (A6), M2J 4Y8
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001193125-24-229274
Filed by CIK 0001787423
Persons authorized to receive notices and communications: Matthew Girandola CCO, 330 Madison Avenue - Floor 33, New York, New York (NY), 10017, (646) 560-5490

## Reporting persons
- MADRYN ASSET MANAGEMENT, LP (CIK 0001787423): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 174,735; sole dispositive power 0; shared dispositive power 174,735; aggregate amount beneficially owned 174,735 (20% of the class)
- MADRYN HEALTH PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 64,650; sole dispositive power 0; shared dispositive power 64,650; aggregate amount beneficially owned 64,650 (7.4% of the class)
- MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 110,085; sole dispositive power 0; shared dispositive power 110,085; aggregate amount beneficially owned 110,085 (12.6% of the class)
- MADRYN HEALTH ADVISORS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 174,735; sole dispositive power 0; shared dispositive power 174,735; aggregate amount beneficially owned 174,735 (20% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: Venus Concept Inc.
Address of issuer's principal executive offices: 235 YORKLAND BLVD., SUITE 900, TORONTO, Ontario Canada (A6), M2J 4Y8
Comment: This Amendment No. 6 amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on December 18, 2020 (as amended to date, this "Schedule 13D"). On March 3, 2025, Venus Concept Inc. (the "Company") effected a reverse stock split (the "Reverse Stock Split") of the Company's Common Stock, par value $0.0001 per share ("Common Stock"), at a ratio of 11:1. The share and per share amounts reported in this Schedule 13D give effect to the Reverse Stock Split for all periods presented herein, except as otherwise noted.

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by the following persons (the "Reporting Persons"):

Reporting Person State of Organization
Madryn Asset Management, LP ("Madryn") Delaware
Madryn Health Partners, LP ("Health Partners LP") Delaware
Madryn Health Partners (Cayman Master), LP("Cayman Master LP" Cayman Islands
and, together with Health Partners LP, the "Funds")
Madryn Health Advisors, LP ("Advisors") Delaware

Madryn's directors, executive officers and managers (collectively, the "Covered Persons") are as follows: (1) Avinash Amin, (2) John Ricciardi and (3) Matthew Girandola. Other than as set forth herein, none of the Reporting Persons have appointed any executive officers or directors.
Residence or business address: The principal business or principal office address for each Reporting Person and Covered Person is 330 Madison Avenue - Floor 33, New York, NY 10017.
Present principal occupation or employment:
The principal business or occupation of each Reporting Person and Covered Person is as follows:

Name Principal Business or Occupation
Madryn Investment Advisor of the Funds
Health Partners LP Investment Fund
Cayman Master LP Investment Fund
Advisors General Partner of the Funds
Avinash Amin Member
John Ricciardi Chief Financial Officer/Chief Operating Officer
Matthew Girandola Chief Compliance Officer
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are organized in the jurisdictions indicated above in Item 2(a). To the knowledge of the Reporting Persons, each Covered Person is a United States Citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 11, 2016, Venus Concept Ltd., a predecessor of the Company, entered into a credit agreement as a guarantor with Health Partners LP, as administrative agent, and the Funds as lenders (as amended, restated supplemented or modified, the "Credit Agreement"), pursuant to which the Funds agreed to make certain loans to certain of Venus Concept Ltd.'s subsidiaries. On November 7, 2019, in connection with the merger between Restoration Robotics, Inc. and Venus Concept Ltd. (the "Merger"), the Company joined the Credit Agreement as a guarantor.

Prior to the Merger, the Reporting Persons acquired beneficial ownership in a series of financing transactions of certain equity and equity-linked securities of Venus Concept Ltd which, upon consummation of the Merger, automatically converted into equity securities of the Company. All of the Common Stock held directly by the Funds were acquired from the Company, or its predecessor Venus Concept Ltd., by or on behalf of the Funds using the investment capital of the Funds. The aggregate purchase price of the Common Stock held directly by the Funds was approximately $15,475,268 (excluding brokerage commissions and transaction costs).

In connection with the Credit Agreement, Venus Concept Ltd. issued three types of 10-year warrants (collectively, the "Warrants"). At the effective time of the Merger, each of the outstanding Warrants, whether or not vested, to purchase ordinary shares or preferred shares, as applicable, of Venus Concept Ltd., that was unexercised immediately prior to the effective time of the Merger was converted into a warrant to purchase shares of Common Stock. As of the date hereof, the Warrants are exercisable into 1,091 shares of Common Stock at an exercise price of $1,447.875 per share, at any time on or prior to expiration on December 1, 2026.

On December 9, 2020, the Funds acquired $26,695,110.54 aggregate principal amount of the Company's the secured subordinated convertible notes (the "2020 Convertible Notes") pursuant to a Securities Exchange and Registration Rights Agreement (the "2020 Exchange Agreement"), dated as of December 8, 2020, pursuant to which the Company repaid $42,500,000 aggregate principal amount owed under the Credit Agreement and issued the 2020 Convertible Notes to the Funds.

On October 4, 2023, the Funds entered into an Exchange Agreement (the "2023 Exchange Agreement") pursuant to which the Funds exchanged the 2020 Convertible Notes for (i) $22,791,748.32 aggregate principal amount of the Company's secured subordinated convertible notes (the "2023 Convertible Notes") and (ii) 248,755 shares of the Company's Series X Convertible Preferred Stock (the "Series X Preferred Stock"). The conversion rate of the 2023 Convertible Notes was 3.7878788 shares of Common Stock per $1,000 principal amount of 2023 Convertible Notes, which represents an initial conversion price of $264.00 per share of Common Stock. The conversion rate was subject to customary adjustments upon the occurrence of certain events. Each share of Series X Preferred Stock is convertible into 0.91 shares of Common Stock at any time at the option of the holder. From the date of issuance until December 31, 2026, each share of Series X Preferred Stock accrues a dividend at a rate of 12.5% per annum. Such dividend is payable on a quarterly basis in cash or additional shares of Series X Preferred Stock, at the Company's election.

On May 24, 2024, the Funds entered into an Exchange Agreement (the "May 2024 Exchange Agreement") pursuant to which the Funds exchanged $35,000,000 of senior indebtedness under that certain Loan and Security Agreement (Main Street Priority Loan), dated December 8, 2020, originally between City National Bank of Florida, as lender, and Venus Concept USA Inc., as borrower (as amended or modified from time to time, the "MSLP Loan Agreement") for 576,986 shares of the Company's Series Y Convertible Preferred Stock (the "Series Y Preferred Stock").

On September 26, 2024, the Funds entered into an Exchange Agreement (the "September 2024 Exchange Agreement") pursuant to which the Funds exchanged $15,000,000 of senior indebtedness under the MSLP Loan Agreement for 203,583 shares of Series Y Preferred Stock.

On March 31, 2025, the Funds entered into an Exchange Agreement (the "2025 Exchange Agreement") pursuant to which the Funds exchanged the 2023 Convertible Notes for (i) $17,015,808.33 aggregate principal amount of the Company's secured subordinated convertible notes (the "2025 Convertible Notes") and (ii) 379,311 shares of Series Y Preferred Stock. The initial conversion rate of the 2025 Convertible Notes is 3.7878788 shares of Common Stock per $1,000 principal amount of 2025 Convertible Notes, which represents an initial conversion price of $264 per share of Common Stock. The conversion rate will be subject to customary adjustments upon the occurrence of certain events.

The shares of Series Y Preferred Stock issued under the May 2024 Exchange Agreement, September 2024 Exchange Agreement and 2025 Exchange Agreement were priced at $60.66, $73.68 and $29.00 per share, respectively (the "Issuance Price").

Each share of Series Y Preferred Stock is convertible into 9.0909 shares of Common Stock (i) at any time at the option of the holder or (ii) automatically upon the Company completing an equity financing for Common Stock that raises no less than $30,000,000, among other requirements. Each share of Series Y Preferred Stock carries a liquidation preference in an amount equal to the product of (i) the Issuance Price, multiplied by (ii) 2.0, which liquidation preference is senior to all other classes of outstanding capital stock. Such liquidation preference is subject to customary adjustment for any stock dividend, stock split, combination or similar recapitalization with respect to the Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as a significant stockholder of the Company, the Reporting Persons have taken and intend to continue to take an active role in working with the Company's management and the board of directors on operational, financial and strategic initiatives, including in connection with the evaluation by the Company's board of directors of potential strategic alternatives as disclosed in the Company's Current Report on Form 8-K filed on January 24, 2024. The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company's financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, compliance with applicable listing standards, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons' ownership in the Company and position as lender to the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

In addition, without limitation, the Reporting Persons have engaged and intend to continue engaging in discussions with management or the board of directors of the Company about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Persons have engaged and intend to continue engaging in discussions with management, the board of directors of the Company, stockholders or other securityholders of or lenders to the Company and other relevant parties or take other actions concerning the offering and sale of securities by the Company or other financing transactions by the Company, any extraordinary corporate transaction (including, but not limited to, a merger, reorganization, recapitalization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Company's business or corporate structure, changes in the Company's charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

On April 23, 2024, the Funds purchased the entire outstanding principal amount of the indebtedness outstanding under the MSLP Loan Agreement (the "MSLP Loan") from the City National Bank of Florida.

On May 3, 2024, the Reporting Persons delivered a nonbinding transaction proposal (the "Proposal") to the Company concerning a proposed restructuring of the Company's current debt and equity capital structure. Pursuant to the Proposal, the Reporting Persons would exchange a portion of the MSLP Loan and/or other debt instruments held by the Reporting Persons for Common Stock, in addition to entering into a new senior secured credit facility as a part of a comprehensive restructuring of the Company's outstanding debt. As a result of the transactions contemplated by the Proposal, the Reporting Persons and their affiliates would become the majority owners of the Company's common stock on a fully diluted basis.

The Proposal was unilateral and non-binding and, once structured and agreed upon, would be conditioned on, among other things, the negotiation and execution of definitive documentation setting forth the terms of a transaction between the Company and the Reporting Persons, as well as the Company successfully completing an equity financing and obtaining requisite stockholder consents. There can be no assurance that a definitive agreement with respect to the Proposal will be executed or, if executed, whether the transaction will be consummated. The Reporting Persons may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal.

The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal filed as an exhibit hereto and incorporated by reference herein.

The Company and the Reporting Persons have engaged and intend to continue to engage in discussions relating to the implementation of the transactions contemplated by the Proposal and alternatives to such transactions. While the Reporting Persons have engaged in discussions with the Company to agree the terms of the transactions contemplated by the Proposal and alternatives to such transactions, there is no certainty as to the outcome of such discussions, or as to the timing for execution of any definitive agreement. As of the date hereof, no agreement has been reached nor has any definitive documentation been entered into by the Company and the Reporting Persons with respect to the transactions contemplated by the Proposal or alternatives to such transactions.

On May 24, 2024, September 26, 2024 and March 31, 2025, the Company and the Reporting Persons entered into the May 2024 Exchange Agreement, September 2024 Exchange Agreement and 2025 Exchange Agreement, respectively, pursuant to which the Funds exchanged a portion of the MSLP Loan or the 2023 Convertible Notes, as applicable, for Series Y Preferred Stock.

In addition, the 2025 Exchange Agreement requires the Company to hold a meeting of shareholders no later than June 30, 2025 to approve the issuance of the shares of Common Stock underlying the 2025 Convertible Notes, Series X Preferred Stock and Series Y Preferred Stock which cannot currently be issued due to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 174,735 shares of Common Stock, which represents approximately 20.0% of the outstanding shares of Common Stock. The shares of Common Stock shown to be beneficially owned by the Reporting Persons in this Statement exclude (i) 3,881,789 shares of Common Stock issuable upon conversion of the Series Y Preferred Stock held by Health Partners LP, (ii) 59,225 shares of Common Stock issuable upon conversion of the Series X Preferred Stock held by Health Partners LP, (iii) 23,848 shares of Common Stock issuable upon conversion of 2025 Convertible Notes held by Health Partners LP, (iv) 6,610,869 shares of Common Stock issuable upon conversion of Series Y Preferred Stock held by Cayman Master LP, (v) 100,879 shares of Common Stock issuable upon conversion of Series X Preferred Stock held by Cayman Master LP and (vi) 40,606 shares of Common Stock issuable upon conversion of 2025 Convertible Notes held by Cayman Master LP, in each case due to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 709,130 shares of Common Stock reported by the Company as outstanding as of March 26, 2025 on its Annual Report on Form 10-K filed with the SEC on March 31, 2025, plus 51,696 shares of Common Stock issuable upon conversion of Series Y Preferred Stock, plus 111,762 shares of Common Stock issuable upon conversion of Series X Preferred Stock, plus 1,091 shares of Common Stock issuable upon exercise of the Warrants.

Each of the Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Madryn, as the investment manager for each of the Funds, and Advisors, as the general partner for each of the Funds, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Funds and, consequently, Madryn and Advisors may be deemed to possess indirect beneficial ownership of such shares. Madryn and Advisors disclaim beneficial ownership of such shares for all other purposes.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth above in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the 2020 Exchange Agreement, 2023 Exchange Agreement, May 2024 Exchange Agreement, September 2024 Exchange Agreement and 2025 Exchange Agreement in Items 3 and 4 are incorporated herein.

The 2020 Exchange Agreement also provided the Madryn Noteholders with certain registration rights related to the shares issuable upon conversion of the 2020 Convertible Notes. All descriptions of the 2020 Exchange Agreement are qualified in their entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference. The 2023 Exchange Agreement terminated the 2020 Exchange Agreement except with respect to the aforementioned registration rights.

In connection with the 2023 Exchange Agreement, the Funds entered into a Resale Registration Rights Agreement, dated as October 4, 2023, by and among the Company and the Funds (the "2023 Registration Rights Agreement"). The 2023 Registration Rights Agreement provides the Funds with certain registration rights related to the shares issuable upon conversion of the 2023 Convertible Notes and the Series X Preferred Stock. All descriptions of the 2023 Exchange Agreement and 2023 Registration Rights Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

In connection with the 2023 Exchange Agreement, the Funds entered into a Voting Agreement, dated as of October 4, 2023, by and among the Company and the Shareholders identified therein (the "Voting Agreement"). The Voting Agreement, which was a condition of the Funds' entering into the 2023 Exchange Agreement, requires the Shareholders identified therein to vote the securities held by the Shareholders in favor of a proposal approving the transactions contemplated by the 2023 Exchange Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

In connection with the May 2024 Exchange Agreement, the Funds entered into a Resale Registration Rights Agreement, dated as May 24, 2024, by and among the Company and the Funds (the "May 2024 Registration Rights Agreement"). In connection with the September 2024 Exchange Agreement, the Funds amended and restated the May 2024 Registration Rights Agreement on September 26, 2024 (the "A&R 2024 Registration Rights Agreement"). In connection with the 2025 Exchange Agreement, the Funds amended and restated the A&R 2024 Registration Rights Agreement on March 31, 2025 (the "Second A&R 2024 Registration Rights Agreement"). The Second A&R 2024 Registration Rights Agreement provides the Funds with certain registration rights related to the shares issuable upon conversion of the Series Y Preferred Stock. All descriptions of the May 2024 Exchange Agreement, September 2024 Exchange Agreement, 2025 Exchange Agreement and the Second A&R 2024 Registration Rights Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page to this Schedule 13D.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the common stock of the Company owned by the Funds.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Securities Exchange and Registration Rights Agreement, dated as of December 8, 2020 by and among the Company, Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Ltd., Madryn Health Partners, LP and the Investors signatory thereto. (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K filed on December 15, 2020).

Exhibit 99.2 Exchange Agreement, dated as of October 4, 2023, by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 5, 2023).

Exhibit 99.3 Resale Registration Rights Agreement, dated as of October 4, 2023, by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on October 5, 2023).

Exhibit 99.4 Voting Agreement, dated as of October 4, 2023 by and among the Company and the Shareholders signatory thereto (Incorporated by reference to Exhibit 99.3 of Madryn's Schedule 13D/A filed on October 12, 2023).

Exhibit 99.5 Summary of Proposed Terms, dated of May 3, 2024 (Incorporated by reference to Exhibit 99.4 of Madryn's Schedule 13D/A filed on May 7, 2024).

Exhibit 99.6 Exchange Agreement, dated as of May 24, 2024, by and among the Company, Venus Concept USA Inc., Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on May 28, 2024).

Exhibit 99.7 Exchange Agreement, dated as of September 26, 2024, by and among the Company, Venus Concept USA Inc., Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 27, 2024).

Exhibit 99.8 Exchange Agreement, dated as of March 31, 2025, by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 2, 2025).

Exhibit 99.9 Second Amended and Restated Resale Registration Rights Agreement, dated as of March 31, 2025 by and among the Company, Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on April 2, 2025).

## Signatures
- MADRYN ASSET MANAGEMENT, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (04/02/2025)
- MADRYN HEALTH PARTNERS, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (04/02/2025)
- MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (04/02/2025)
- MADRYN HEALTH ADVISORS, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (04/02/2025)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named above agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.